SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 36137; File No. 812-15945

PCM Fund, Inc., et al.

April 30, 2026

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain business development companies ("BDCs") and closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

Applicants: PCM Fund, Inc.; PIMCO Corporate & Income Opportunity Fund; PIMCO Corporate & Income Strategy Fund; PIMCO Dynamic Income Fund; PIMCO Dynamic Income Opportunities Fund; PIMCO Dynamic Income Strategy Fund; PIMCO Global StocksPLUS® & Income Fund; PIMCO High Income Fund; PIMCO Income Strategy Fund; PIMCO Income Strategy Fund II; PIMCO Strategic Income Fund, Inc.; PIMCO Access Income Fund; PIMCO California Municipal Income Fund; PIMCO Municipal Income Fund II; PIMCO New York Municipal Income Fund II; PIMCO Flexible Credit Income Fund; PIMCO Flexible Municipal Income Fund; PIMCO Flexible Emerging Markets Income Fund; PIMCO Flexible Real Estate Income Fund; PIMCO California Flexible Municipal Income Fund; PIMCO Capital Solutions BDC Corp.; PIMCO Asset-Based Lending Company LLC; PIMCO Investments LLC; Pacific Investment Management Company LLC; and certain of their affiliated entities as described in Schedule A to the application.

Filing Dates: The application was filed on November 25, 2025, and amended on April 28, 2026.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by emailing the SEC's Secretary and serving the Applicants with a copy of the request by email, if an email address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. The email should include the file number referenced above. Hearing requests should be received by the Commission by 5:30 p.m., Eastern time, on May 25, 2026, and should be accompanied by proof of service on the Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Ryan G. Leshaw, Ryan.Leshaw@pimco.com; David C. Sullivan, David.Sullivan@ropesgray.com; Michael G. Doherty, Michael.Doherty@ropesgray.com; and Jimena Smith, Jimena.Smith@ropesgray.com.

FOR FURTHER INFORMATION CONTACT: Thomas Ahmadifar, Branch Chief, or Toyin Momoh, Senior Counsel, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' first amended application, filed April 28, 2026, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system.

The SEC's EDGAR system may be searched at https://www.sec.gov/search-filings. You may also

call the SEC's Office of Investor Education and Assistance at (202) 551–8090.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier,

Deputy Secretary.